SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

A123 Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title and Class of Securities)

03739T108

(CUSIP Number)

Toyosu IHI Bldg., 3-1-1 Toyosu, Koto-ku Tokyo 135-8710, Japan Attention: Taizo Suga Telephone number: 03-6204-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2011

(Date of Event which Requires Filing of this Statement)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

Schedule 13D

CUSIP No. 03739T108	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IHI Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,454,725
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 8,454,725
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,454,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON CO

Schedule 13D

CUSIP No. 03739T108	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of A123 Systems, Inc. (the “Company”).

The Company’s principal executive offices are located at 200 West Street, Waltham, MA, 02451.

Item 2. Identity and Background.

The name of the person filing this Statement is IHI Corporation, a Japan corporation (the “Reporting Person”).

The principal business office of the Reporting Person is Toyosu IHI Bldg., 3-1-1 Toyosu, Koto-ku, Tokyo 135-8710, Japan. The principal occupation of the Reporting Person is heavy industry, including the building of ships, jet engines, plants and other machineries.

The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 18, 2011, the Reporting Person purchased $25.0 million in Common Stock from the Company. Payment for such shares was made with working capital of the Reporting Person.

Item 4. Purpose of Transaction.

On November 3, 2011, the Company and the Reporting Person entered into a Technology License Agreement (the “License Agreement”). Pursuant to the License Agreement, the Company granted to the Reporting Person an exclusive, non-transferable, royalty-bearing license to the Company’s advanced battery system and systems integration technology and know-how (the “Licensed Technology”) to develop, use, make, offer to sell, sell, lease and provide battery systems and modules for the transportation market in Japan and a non-exclusive, non-transferable, royalty-bearing license to the Licensed Technology for certain non-competing products to be approved by the Company, in each case, for an initial period of ten years. In connection with the entry into the License Agreement, the Company and the Reporting Person also entered into a Product Supply Agreement (the “Supply Agreement”) pursuant to which the parties agreed that the Company would supply to the Reporting Person, on an exclusive basis, the lithium ion battery cells for the battery systems and modules produced by the Reporting Person utilizing the Licensed Technology. The License Agreement also provides that the Reporting Person will not develop, sell or produce battery cells, modules or systems that compete with the Company’s products during the term of the License Agreement and for defined periods of time thereafter. In consideration of the license grants to the Licensed Technology, the Reporting Person agreed to pay the Company a non-refundable license fee of $7.5 million and future royalties based on a percentage of the Reporting Person’s net sales of products that use or embody the Licensed Technology. The Reporting Person also agreed to make an equity investment of $25.0 million in the Company through the purchase of shares of the Company’s common stock pursuant to a Stock Purchase Agreement, dated November 3, 2011 (the “Purchase Agreement”).

The Reporting Person intends to continually review its investment in the Company. Depending upon the results of such review and other factors that the Reporting Person deems relevant to an investment in the Company, the Reporting Person may take or propose to take, alone or in conjunction with others, including the Company, other actions intended to increase or decrease the Reporting Person’s investment in the Company or the value of its investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Schedule 13D

CUSIP No. 03739T108	Page 4 of 5 Pages

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Statement.

Item 5. Interest in Securities of the Issuer.

The number of shares of Common Stock as to which the Reporting Persons has voting or dispositive authority is set forth in Items 7 and 9 of the inside cover page to this Statement (which is incorporated into this Item 5 by reference). On November 18, 2011, the Reporting Person purchased 8,237,232 shares of Common Stock at a purchase price of $3.035 per share pursuant to the terms of the Purchase Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed As Exhibits.

Exhibit 1	Stock Purchase Agreement, dated November 3, 2011, between A123 Systems, Inc. and IHI Corporation.

Schedule 13D

CUSIP No. 03739T108	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2011

IHI CORPORATION

By:	/s/ Taizo Suga
Name:	Taizo Suga
Title:	Associate Director and General Manager of Corporate Business Development Division